SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03020419

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
MAY 29 2003
WASH. D.C. 181 SECTION

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended November 30, 2002.

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to ___________

Commission File Number: 1-10226

A. Full title of plan and the address of plan, if different from that of the issuer named below:

The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Rowe Companies
1650 Tysons Blvd.
Suite 710
McLean, Virginia 22102

Table of Contents



BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

The Rowe Companies/Rowe Furniture Division
401(k) Retirement Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan as of November 30, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended November 30, 2002, 2001, and 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2002 and 2001, and the changes in net assets available for benefits for the years ended November 30, 2002, 2001, and 2000 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at November 30, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

April 30, 2003

The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

November 30,	**2002**	2001
Assets		
Investments, at fair value (Note 3)	**$ 12,562,953**	$ 13,703,643
Participant loans	**649,567**	602,141
Total investments	**13,212,520**	14,305,784
Net assets available for benefits	**$ 13,212,520**	$ 14,305,784

See accompanying notes to financial statements.

The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**2002**	2001	2000
Income (loss) from investments:			
Interest	$ **43,879**	$ 44,460	$ 28,590
Dividends	-	3,066	6,177
Net depreciation in fair value of investments (Note 3)	**(700,992)**	(1,474,519)	(1,935,958)
Total loss from investments	**(657,113)**	(1,426,993)	(1,901,191)
Contributions:			
Employer	**277,597**	350,459	266,819
Employees	**683,363**	846,956	786,470
Rollovers	**5,475**	5,032	75,680
Total contributions	**966,435**	1,202,447	1,128,969
Benefit payments	**(1,369,679)**	(1,075,486)	(513,412)
Transfer of assets from (to) The Rowe Companies/Home Elements Division 401(k) Plan (Note 1)	**13,361**	(441,887)	-
Transfer of assets to The Rowe Companies Employee Stock Ownership Plan (Note 1)	-	(146,545)	-
Administrative expenses	**(46,268)**	(54,457)	(75,197)
Net decrease in net assets available for benefits	**(1,093,264)**	(1,942,921)	(1,360,831)
Net assets available for benefits, beginning of year	**14,305,784**	16,248,705	17,609,536
Net assets available for benefits, end of year	$ **13,212,520**	$ 14,305,784	$ 16,248,705

See accompanying notes to financial statements.

1. Description of Plan

The following description of The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General – The Plan is a defined contribution plan covering all salaried and clerical employees, except those covered by a collective-bargaining agreement of Rowe Furniture Corporation (the "Company") who have completed at least six months of service during one year of employment and are at least 21 years of age. Employees who have met the length of service requirement and elect to participate in the Plan may do so on March 1, June 1, September 1, or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 1, 2002 the plan was amended to comply with requirements mandated by the Economic Growth and Tax Reconciliation Act of 2001.

Effective May 1, 2001, The Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan ("Predecessor Plan") spun off its employee stock ownership portion to create The Rowe Companies Stock Ownership Plan ("Stock Ownership Plan"). As a result, the Predecessor Plan transferred $146,545 in assets to the Stock Ownership Plan during the year ended November 30, 2001.

Effective September 4, 2001, the Predecessor Plan was replaced by The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan and the Plan transferred $441,887 in assets attributable to Home Elements, Inc. employees previously covered by the Predecessor Plan to create The Rowe Companies/Home Elements Division 401(k) Retirement Plan. During 2002, The Rowe Companies/Home Elements Division 401(k) Retirement Plan transferred $13,361 in assets attributable to an employee of the Company that was previously covered by The Rowe Companies/Home Elements Division 401(k) Retirement Plan.

Contributions – Each year, participants of the Plan may contribute up to 15% of their annual compensation, as defined in the Plan not to exceed the limits set by the Internal Revenue Service. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes, out of its available profits, 75% of the participant's contribution up to 3% of compensation and 25% of the participant's contribution from 4% to 6% of compensation. The Company may make annual profit-sharing contributions that are discretionary as determined by the Board of Directors. The participant must be employed on the last day of the Plan year and complete 1,000 hours of service during the Plan year to be eligible for any profit-sharing contributions. No profit-sharing contribution was made for the years ending November 30, 2002, 2001 and 2000. Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time. Participants may change their deferred percentages every quarter.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings, and administrative expenses. Allocations of Plan earnings and administrative expenses are based on participants' account balances as of the end of plan year. Allocations of Company contributions are based on participants' compensation amounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – All amounts credited to a participant's account are immediately 100% vested and non-forfeitable.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest or installment payments as specified in the Plan. Withdrawals from the Plan may also be made upon circumstances of financial hardship, in accordance with provisions specified in the Plan.

Participant Loans – Participants may borrow from the Plan a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's accounts and bear interest at the prime rate (4.25% and 5% at November 30, 2002 and 2001, respectively) on the first business day of the month in which the loan was requested. The repayment period of general purpose and primary residence loans cannot exceed five and fifteen years, respectively. Principal and interest is paid ratably through monthly payroll deductions.

Reclassifications – Certain prior year financial information has been reclassified for comparative purposes.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition – The Plan's investments in common and collective trust funds, registered investment companies, and common stock associated with The Rowe Companies and self-directed brokerage accounts are stated at fair value based on quoted market prices. Corporate and government bonds and notes associated with self-directed brokerage accounts are valued based on yields currently available on comparable securities with similar credit ratings. Participant loans are valued at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual method of accounting.

Payment of Benefits – Benefits are recorded when paid.

3. Investments

Under the terms of a trustee agreement with Putnam Fiduciary Trust Company (the trustee) for the year ended November 30, 2002 and the period from September 4, 2001 to November 30, 2001 and with First Union National Bank (the trustee) for the period December 1, 2000 to September 3, 2001, and the year ended November 30, 2000, the trustee manages the funds on behalf of the Plan. The trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants.

The Plan's investments (including interest, dividends, and investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices or yields currently available on comparable securities with similar credit ratings as follows:

November 30,	**2002**	2001	2000
Shares of registered investment companies	**$ (703,780)**	$ (282,458)	(97,361)
Shares of investment in collective trusts	**108,152**	151,883	188,056
Self-directed brokerage	**(400,607)**	(943,887)	(482,172)
Common stock – The Rowe Companies	**295,243**	(400,057)	(1,544,481)
	$ (700,992)	$ (1,474,519)	$(1,935,958)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**2002**	2001
Putnam Research Fund	**$2,228,682**	$3,398,677
Putnam Stable Value Fund	**2,790,971**	2,561,058
Putnam Capital Opportunities Fund	**857,493**	1,120,711
Putnam Money Market Fund	**-**	872,758
Common Stock – The Rowe Companies	**694,115**	-
Loan Fund	**649,567**	-

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and each member will be entitled to his or her proportionate share of the assets available for benefits as of the termination date.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Party-In-Interest Transactions

Certain Plan investments were managed by Putnam Fiduciary Trust Company for the year ended November 30, 2002 and the period from September 4, 2001 to November 30, 2001 and with First Union National Bank for the period December 1, 2000 to September 3, 2001 and the year ended November 30, 2000. Putnam Fiduciary Trust Company and First Union National Bank, are trustees as defined by the Plan and therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party-in-interest.

The Rowe Companies/Rowe Furniture Division
401(k) Retirement Plan
EIN: 54-0458563
Plan Number: 002
Schedule of Assets Held for Investment Purposes

November 30, 2002

(a)	*(b) Identity of Issuer*	*(c) Description of Investment*	*(d) Cost*	*(e) Current Value*
	Self-Directed Brokerage	Various	a	$ 4,938,190
*	Putnam Research Fund	202,792 units	a	2,228,682
*	Putnam Stable Value Fund	2,790,971 units	a	2,790,971
*	Putnam Capital Opportunities Fund	104,823 units	a	857,493
*	Common Stock – The Rowe Companies	318,401 shares	a	694,115
*	George Putnam Fund of Boston	13,292 units	a	201,898
*	Putnam International Growth Fund	8,069 units	a	137,581
*	Putnam Equity Income Fund	19,815 units	a	260,568
*	Putnam Asset Allocation – Growth	7,688 units	a	65,273
*	Putnam Asset Allocation – Balanced	8,416 units	a	73,728
*	Putnam American Government Income Fund	16,114 units	a	144,221
*	Putnam Growth Opportunities Fund	2,866 units	a	32,104
*	Putnam Asset Allocation – Conservative	2,326 units	a	18,982
*	Putnam S&P 500 Index Fund	2,423 units	a	55,703
*	Putnam Money Market Fund	63,444 units	a	63,444
	Participants Loans	Prime Rate	-	649,567
				$ 13,212,520

** Party-in-interest.*

a – The cost of participant-directed investments is not required to be disclosed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/
ROWE FURNITURE DIVISION 401(K)
RETIREMENT PLAN
Registrant



Date: 5/28/3

Gerald M. Birnbach
Plan Administrator



Date: 5/23/03

Gene S. Morphis
Plan Administrator



Date: 5/28/3

Timothy J. Fortune
Plan Administrator



Date: 5/28/3

Garry W. Angle
Plan Administrator



Date: 5/28/03

Lawrence A. Martinelli
Plan Administrator



Date: 5/28/3

Deborah C. Jacks
Plan Administrator



BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Exhibit (23)

CONSENT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

The Rowe Companies
McLean, Virginia

We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-77768) pertaining to the The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan of our report dated April 30, 2003, with respect to the financial statements and schedule of the The Rowe Companies/Rowe Furniture Division 401(k) Retirement Plan included in this Annual Report (Form11-K) for the fiscal years ended November 30, 2002, 2001 and 2000.

BDO Seidman, LLP

High Point, North Carolina
May 27, 2003

BDO Seidman, LLP